UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2025

Peter Colis
Chief Executive Officer
Ethos Technologies Inc.
90 New Montgomery Street, Suite 1500
San Francisco, CA 94105

Re: Ethos Technologies Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted August 27, 2025
CIK No. 0001788451

Dear Peter Colis:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 20, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis
Results of Operations
Revenue, page 94

1. Please revise your filing to ensure that the amounts included in your tabular presentation of total revenues for DTC channel revenues and third-party channel revenues total the amounts reported for total revenues for both the six-months ended June 30, 2025 and 2024.

Business
The Ethos Platform, page 115

2. We note your response to prior comment 4 and the statement that you receive medical records and prescription data from your counterparties. With a view to clarifying disclosure to the extent material to an understanding of your business and the risk factor on page 29, please advise us of the flow of such information used by you. For example, clarify if consumers consent to the information released by third parties when they seek insurance through your platform.

Notes to Consolidated Financial Statements
Accounts Receivable, Net, page F-18

3. Please refer to prior comment 9. Please revise your filing to also provide a rollforward of your accounts receivable activities for the six-months ended June 30, 2025.

Please contact John Spitz at 202-551-3484 or Michael Henderson at 323-965-3807 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Jon Avina, Esq.